Exhibit 99.8

Canopy Growth Expands Westward: Introducing Tweed Grasslands

SMITHS FALLS, ON, April 3, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”), is pleased to announce that the Company has entered into an agreement to acquire rTrees Producers Limited (“rTrees”) (“the Agreement”). rTrees is a late-stage ACMPR applicant based in Yorkton, Saskatchewan.

Leveraging the award-winning emerging global brand, Tweed, and paying tribute to the vast prairie grasslands, rTrees will operate as Tweed Grasslands, producing high quality Western-grown products to support the Tweed brand and the new flagship Tweed Main Street online store.

“Finding the right opportunity to expand our footprint to Western Canada has been an important priority for our team,” said Bruce Linton, Chairman & CEO, Canopy Growth. “We are proud to bring the Tweed reputation for high quality cannabis and engaging customer care to Western Canada, partnering with some of the early pioneers in Canada’s legal medical cannabis system.”

Tweed Grasslands brings under the canopy a 90,000 sq. ft state-of-the-art indoor growing facility that is presently 20% built-out and serviced by low cost energy and water infrastructure. A pre-license inspection, one of the last steps in the licensing process, was conducted by Health Canada in March 2017. Sitting on over 11 acres, it is estimated that the Tweed Grasslands facility can expand to over 300,000 sq. ft. in the future. Tweed Grasslands also adds a talented team, all with Western Canadian roots, that have been involved in the federally regulated cannabis space for the last seventeen years.

“We are excited to be joining forces with Canopy Growth, a company that shares our vision for the future of cannabis,” said Andrew MacCorquodale, President & CEO, rTrees. “By merging our skills and experience with the proven operational expertise of Tweed, we will be in a great position to ensure that consumers from Western Canada have reliable access to high-quality, locally grown and produced products from a recognized global brand.”

The Company continues to view capacity enhancements as a core aspect of building on its leadership position in the expanding medical cannabis market. With a pending domestic recreational market in Canada as well as increasingly more medical cannabis opportunities internationally, this acquisition supports capacity requirements by adding substantially to the Company’s existing growing platform.

The acquisition is subject to approval by the Toronto Stock Exchange and by rTrees shareholders at an upcoming special shareholder meeting. Upon the signing of the Agreement, rTrees shareholders representing ownership of [82] % of the shares of rTrees, have entered into irrevocable lock-up agreements in favour of the transaction. The acquisition is expected to close on or about May 1, 2017.

On closing, the Company will issue 698,901 common shares and up to another 2,795,604 common shares will be held in escrow and issued if, and when, specific licensing and capacity expansion related milestones are achieved, for a total of up to 3,494,505 shares on successful completion of all milestones.

Here’s to Future (Grasslands) Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c1987.html

%SEDAR: 00029461E

For further information: Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 03-APR-17